SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 13E-3
                        Rule 13e-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                           UNITED WATER RESOURCES INC.
                              (Name of the Issuer)

                           UNITED WATER RESOURCES INC.
                             SUEZ LYONNAISE des EAUX
                        LYONNAISE AMERICAN HOLDING, INC.
                       (Name of Persons Filing Statement)

  Common Stock, No Par Value                             0009131901
(Title of Class of Securities)             (CUSIP Number of Class of Securities)

                                       and

Series A Cumulative Convertible
Preference Stock, No Par Value                           193190 20 3
 (Title of Class of Securities)            (CUSIP Number of Class of Securities)



        William S. Lamb, Esq.                       Garry P. McCormack, Esq.
LeBoeuf, Lamb, Greene & MacRae, L.L.P.         Piper Marbury Rudnick & Wolfe LLP
         125 West 55th Street                     1251 Avenue of the Americas
       New York, NY 10019-5389                      New York, NY 10020-1104
      Telephone: (212) 424-8000                    Telephone: (212) 835-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
              Communications on Behalf of Persons Filing Statement)


This statement is filed in connection with (check the appropriate box):

a. |X| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.  |_| The filing of a registration statement under the Securities Act of 1933.

c.  |_| A tender offer.

d.  |_| None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. |_|

     Check the following box if the filing is a final amendment reporting the results of the transaction: |X|

                            CALCULATION OF FILING FEE

================================================================================

               Transaction                              Amount of
                Valuation*                              Filing Fee
               $983,564,824                            $196,712.96
================================================================================

* For purposes of calculating fee only. This amount is based on (i) 27,199,081 (the number of common shares, excluding shares held by Lyonnaise American Holding, Inc., outstanding and resulting from the conversion of the Series A Cumulative Convertible Preference Stock, as of September 30,
     1999) multiplied by $35.00 plus (ii) $31,596,989 (the net value of options and their related accrued dividends), multiplied by 1/50th of one percent.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

           Schedule 14A, preliminary proxy statement, filed by United Water Resources Inc. on October 6, 1999.




     This Final Amendment to Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Final Amendment") is being filed jointly by (i) United Water Resources Inc., a New Jersey corporation ("UWR"), (ii) Suez Lyonnaise des Eaux, a French societe anonyme ("SLDE"), and (iii) Lyonnaise American Holding, Inc., a Delaware corporation and a wholly owned subsidiary of SLDE ("LAH"). LAH Acquisition Co., a New Jersey corporation and a wholly owned subsidiary of LAH ("LAH Acquisition"), which joined in the original filing, was merged out of existence on July 27, 2000, and accordingly does not join in the filing of this Final Amendment. UWR, LAH, LAH Acquisition and SLDE are parties to the Agreement and Plan of Merger, dated as of August 20, 1999 (the "Merger Agreement"), pursuant to which LAH Acquisition was merged with and into UWR, and UWR became a wholly owned subsidiary of LAH.

     In the Merger and pursuant to the terms and conditions set forth in the Merger Agreement, LAH Acquisition merged with and into UWR, with UWR as the surviving company (the "Surviving Company"). At the effective time of the Merger, each issued and outstanding share of common stock, no par value, of UWR (the "UWR Common Stock") (other than UWR Common Stock held by UWR or LAH) was converted into the right to receive $35.00 in cash, without interest, and each issued and outstanding share of Series A Cumulative Convertible Preference Stock, no par value, of UWR (the "UWR Preference Stock") (other than UWR Preference Stock held by UWR or LAH) was converted into the right to receive $29.17 in cash, without interest. As a result of the Merger, LAH beneficially owns 100% of the equity interests of the Surviving Company.

     This Final Amendment is being filed with the SEC pursuant to the requirements of Rule 13e-3 promulgated under the Securities Exchange Act of 1934, as amended, to reflect the results of the transactions contemplated by the Merger Agreement with respect to UWR. Except as set forth in this Final
Amendment, there has been no material change to the information in the Transaction Statement.

     Item 16: Additional Information

     Item 16 of the Transaction Statement is hereby amended and supplemented as follows:

     At a special meeting of shareholders of UWR held on January 20, 2000, the shareholders of UWR voted to approve the Merger Agreement. The Merger Agreement was approved by the shareholders of UWR Common Stock, in person or by proxy, representing 31,475,924 shares, which was approximately 80.9% of the outstanding shares of UWR Common Stock, and by the shareholders of UWR Preference Stock, in person or by proxy, representing 1,946,520 shares, which was approximately 99.5% of the outstanding shares of UWR Preference Stock. Holders of UWR Common Stock, in person or by proxy, representing 998,245 shares, and holders of UWR Preference Stock, in person or by proxy, representing 284 shares, voted against approval of the Merger Agreement. Holders of UWR Common Stock, in person or by proxy, representing 6,429,561 shares, and holders of UWR Preference Stock, in person or by proxy, representing 9,180 shares, abstained from the vote.

     UWR filed a Certificate of Merger with the Department of the Treasury, Division of Revenue, of New Jersey on July 27, 2000, and as a result, the Merger became effective on that date. Each share of UWR Common Stock that was issued and outstanding immediately prior to the effective time of the Merger, other than those shares owned by UWR and LAH, was converted into the right to receive $35.00 per share in cash without interest, in accordance with the Merger Agreement. Each share of UWR Preference Stock that was issued and outstanding immediately prior to the effective time of the Merger, other than those shares owned by UWR or LAH, was converted into the right to receive $29.17 per share in cash without interest, in accordance with the Merger Agreement. Letters of transmittal instructing shareholders how to exchange their certificates representing shares of UWR Common Stock and shares of UWR Preference Stock for cash will be sent to shareholders on or about July 31, 2000.

     On July 13, 2000, the Board of Directors of UWR declared the following dividends, effective as of and subject to the effectiveness of the Merger: (i) a special dividend equal to 30 cents per share of UWR Common Stock, (ii) a stub period dividend on the UWR Common Stock equal to a pro rata share of UWR's regular quarterly dividend accrued from the prior dividend record date of May 15, 2000, through the date on which the Merger occurred, and (iii) a stub period dividend on the UWR Preference Stock equal to a pro rata share of the regular dividend accrued from the prior dividend record date of July 1, 2000, through the date on which the Merger occurred. At the effective time of the Merger, LAH deposited the funds needed to pay these dividends with the Exchange Agent, as required by the Merger Agreement.

     Prior to the effectiveness of the Merger, each outstanding option to purchase a share of UWR Common Stock under any UWR stock plan, whether or not then vested and exercisable, was canceled in exchange for a cash payment equal to the excess of the $35.00 per share cash consideration over the net exercise price of the option, net of any applicable tax withholding. Further, each outstanding restricted share of UWR Common Stock granted under any UWR stock plan became fully vested and was simultaneously converted into the right to receive the per share cash consideration of $35.00. Subject to such payments, all UWR stock plans were terminated prior to the effective time of the Merger.

     Promptly after consummation of the Merger, LAH replaced the existing board of directors of UWR with new directors selected by LAH, including some of the prior directors of UWR.

     As a result of the Merger, the shares of UWR Common Stock are being delisted from the New York Stock Exchange. In addition, the shares of UWR Common Stock and UWR Preference Stock are being deregistered under the Securities Exchange Act.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 2, 2000

                                          UNITED WATER RESOURCES INC.




                                          By: /s/ Donald L. Correll
                                          Name: Donald L. Correll
                                          Title: Chief Executive Officer